Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 1 - 2012

JANUARY 11, 2012
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES RECORD 2011 GOLD PRODUCTION AND 2012 PLANS

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) announces its 2011 gold production results and 2012 production guidance, as well as capital and exploration budgets.

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Record gold production of 163,845 ounces in 2011.

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2012 gold production expected to approximate 155,000 - 160,000 ounces.

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Expenditures of $71 million at Casa Berardi for the continuation of the shaft deepening, equipment, infrastructure and sustaining capital.

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Exploration expenditures at Casa Berardi of $9.4 million including 88,000 metres of drilling.

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Expenditures of $2.3 million at Joanna for metallurgical testwork and completion of the final feasibility and related studies.

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Exploration drilling program of 24,500 metres on Joanna’s Heva deposit at a cost of
$3.6 million.

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Exploration expenditures of $9.7 million on Aurizon’s other properties including
47,000 metres of drilling.

We are very pleased with the improvement in gold production at Casa Berardi in 2011, up 16% from 2010, and setting a record for annual ounces produced for the corporation.” said George Paspalas, President and Chief Executive Officer. “An estimated $210 million in cash at year end, continued strong cash flow from Casa Berardi into the future, and an undrawn $50 million credit facility provide Aurizon with the flexibility to fund capital and exploration projects whilst maintaining a strong financial position.  We will be making a significant investment in infrastructure at our flagship property Casa Berardi to further develop the lower levels and new lateral areas of the West Mine to maintain a solid production profile going forward.  In addition, we are also investing approximately $3.6 in exploration at Joanna and $9.7 million to actively explore our other Quebec exploration properties and create further value for our shareholders.”

2011 Gold Production

Record gold production from Aurizon’s 100% owned Casa Berardi mine for the year ended December 31, 2011, totalled 163,845 ounces from the processing of 698,123 tonnes at an average grade of 8.0 grams of gold per tonne.  Recoveries for the year averaged 91.3%.  Actual gold production was in line with the Company’s 2011 guidance of approximately 165,000 ounces and it is anticipated that total cash costs per ounce will be below the Company’s guidance of US$535 per ounce for 2011.

Fourth Quarter 2011 Gold Production

Ore processed in the fourth quarter 2011 amounted to 170,283 tonnes at an average grade of 9.1 grams of gold per tonne.  Metallurgical recoveries of 92% resulted in gold production of 45,995 ounces in the quarter.

News Release – January 11, 2012 Aurizon Announces Record 2011 Gold Production and 2012 Plans	Page | 2

Forecast Gold Production for 2012

It is estimated that Casa Berardi will produce approximately 155,000 - 160,000 ounces of gold in 2012 at an average grade of 7.5 grams of gold per tonne.  Average daily ore throughput is estimated at 2,000 tonnes per day, similar to 2011.  Mine sequencing in 2012 will result in ore grades that are expected to be approximately 6% lower than those achieved in 2011.  Approximately 42% of production will come from Zone 113, 41% from the Lower Inter Zone, and the residual 17% from smaller zones and development material.

Assuming a Canadian/U.S. dollar exchange rate at parity, total cash costs per ounce for the year are anticipated to approximate US$600 per ounce in 2012.  Onsite mining, milling and administration costs are expected to average $134 per tonne, up approximately 12% from 2011 projected costs as a result of higher stope preparation costs and longer haulage distances.

As quarterly operating results are expected to fluctuate throughout the year, they will not necessarily be reflective of these full year averages.

Casa Berardi Gold Mine, Quebec

Capital expenditures at Casa Berardi, funded from operating cash flow, are estimated to total $80 million in 2012, as a result of three major capital projects: shaft sinking, construction of a paste backfill plant to maximize the extraction of high grade ore from Zone 113 and to allow greater mining flexibility, and continued replacement of mobile equipment.  These expenditures are comprised of the following:

Capital expenditures	2012 Budget (in millions)
Sustaining capital	$29.2
Shaft deepening	$16.7
Property, plant & equipment	$10.4
Paste backfill plant	$12.0
Tailings pond	$2.3
Exploration	$9.4
Total	$80.0

Sustaining capital expenditures at Casa Berardi are budgeted to be $29.2 million and will include continued development of the lower portions of Zone 118 and 123.

In 2012, $16.7 million is budgeted for the deepening of the West Mine production shaft a further 285 metres to provide access to the lower portion of the 113, 118 and 123 Zones.  The shaft, currently at a depth of 795 metres, will be extended to approximately 1,080 metres below surface, which will provide access at the 1,010 metre level to develop a drift from the shaft to Zones 118 and 123.  The shaft deepening is expected to be completed near the end of 2012 and commissioned by the first quarter of 2013.

Mining equipment replacement and fleet expansion to support the expanded development activities is budgeted at $10.4 million.  A further $12.0 million will be invested in the construction of a paste backfill plant and $2.3 million will be invested on raising the tailings pond for future capacity.

Casa Berardi Exploration

In 2012, $9.4 million will be invested on exploration at Casa Berardi which will include approximately 88,000 metres of surface and underground diamond drilling.  Up to 3 surface and 5 - 7 underground drill rigs will be active during the course of 2012.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

News Release – January 11, 2012 Aurizon Announces Record 2011 Gold Production and 2012 Plans	Page | 3

Surface exploration will include testing of the following:

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Eastern extension of the Principal zone

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Northwest extension of the Lower Inter Zone in the West mine

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Extension of Zone 123 at depth

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Southern area of Zone 123 at depth

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Potential of the southern area between the Principal and the East Mine

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Extension of Zone 160.

Underground rigs will primarily focus on definition drilling of the Lower Inter, and Zones 109, 113, 118, and 123.  In addition, exploration drilling will be performed on the Principal, 118 and 140 Zones.

Joanna Gold Development Property, Quebec

Feasibility study work on the Hosco deposit will continue in 2012 with completion of the study anticipated by mid-year.  The feasibility study will incorporate a reserve update based on the increased mineral resource estimate announced on June 13, 2011, together with results of metallurgical pilot tests, a geotechnical study, updated capital and operating cost estimates, and other relevant studies.

The Company has budgeted $2.3 million for completion of the feasibility study.

In addition, an initial $3.6 million exploration program, comprising 24,500 metres of surface drilling is planned for the Heva deposit, with an evaluation of the surface potential along the 2.5 kilometre stretch of the Cadillac Fault west of the Hosco deposit.  Two to four drill rigs will be active during the first five months of 2012.

Other Properties

Exploration programs are also planned at the Company’s other Quebec properties.  A total $9.7 million will be invested in the following properties during 2012:

Exploration expenditures	2012 Budget (in millions)
Marban	$4.9
Fayolle	$1.2
Early stage projects	$1.9
General exploration	$1.7
Total	$9.7

Marban Property

A second phase of drilling at Marban has commenced and will be split between surface targets and the down-dip extension targets below 250 metres to assess the gold distribution within the deposit and extend the inventory at depth.  The $4.9 million budget includes 34,000 metres of drilling, updated resource estimates, which are expected by the second quarter of 2012, and metallurgical work, hydrological characterization and geotechnical studies.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the center of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.  The Marban block covers 3 kilometres of a 1 kilometre wide favourable gold bearing deformation zone punctuated by historic production, current mineral resources and exploration potential. Underground potential can be projected by following down dip extensions, similar to other deposits in the Abitibi area.

News Release – January 11, 2012 Aurizon Announces Record 2011 Gold Production and 2012 Plans	Page | 4

Fayolle Property

The 2011 drill program demonstrated the extension of the mineralized system at surface, approximately
1 kilometre from the Fayolle deposit, however understanding the geological structures controlling the higher grade lenses is challenging.  The Company expects to generate a mineral resource estimate from the 2011 drill activity.  The $1.2 million proposed drill program for 2012 consists of 7,000 metres with the objective of testing the lateral and down-dip extensions of the mineralized system.

Aurizon may earn up to a 65% interest in the Fayolle Property, comprising 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break, one of the most productive gold bearing structures of the Abitibi Belt.  The Fayolle Property is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Rex South Property

An extensive program was conducted in 2011 with the objective of expanding the prospecting coverage across the property and to initiate a drill program on the Augossan Zone.  As a result, a number of new mineralized structures, extending along the 30 kilometre long Qualluviartuq corridor, were identified.

Drilling on Augossan was performed on widely spaced sections and covered a 5 kilometre long continuous geophysical anomaly.  In addition, field investigations performed on Augossan, identified a well defined altered shear zone, a few hundred metres east of the main Augossan Zone, which returned positive gold results along a kilometric sector.  Prospecting work also identified additional quality targets in other sectors.

Drilling and prospecting results of the summer 2011 program are currently under review and will be released on a timely basis.  The approach in 2012 will be established as soon as this phase is completed in order to optimize future drilling programs on the property.

Aurizon may earn up to a 65% interest in the Rex South Property comprising 2,138 claims covering a surface area of 931 square kilometres, about 145 kilometres southeast of the community of Puvirnituq in northern Quebec.  The Rex South property hosts strong exploration potential based on extensive geochemical anomalies, geophysical signatures, and the presence of several mineralized prospects including high-grade gold and copper values obtained in grab samples.

Opinaca-Wildcat Properties

During 2011, an extensive exploration program was conducted at the Opinaca and Wildcat properties, situated in the James Bay area, 350 kilometres north of Matagami, Quebec and in close proximity to Goldcorp’s Eleonore project.  At the Opinaca property, approximately $2.4 million was incurred, including 5,000 metres of drilling, and at the Wildcat property, approximately $1.0 million was incurred, which included 2,000 metres of drilling.

The objectives of the 2011 program were to test, by drilling, the two showings located in the southern part of the joint venture claims holding, and to sample systematically the arsenic anomaly in the lakes surrounding the drilling areas.

The Company’s approach for 2012 will be to review the data gathered in 2011 in order to optimize future work.

Duverny Property

At Duverny, the 2012 exploration program will include 6,000 metres of drilling and will test an area that is 2 kilometres by 6 kilometres in size.  The exploration program in 2011 included geophysics, prospecting and soil surveys and results have identified a large gold anomaly situated in the center of the property.

Aurizon may earn a 100% interest in 44 mineral claims covering 2,100 hectares, 25 kilometres northeast of Amos, Quebec, subject to underlying royalties.  The Duverny Property covers part of a mafic volcanic belt associated with the Chicobi fault corridor.  Gold mineralization indicators in this area have similarities to the Timmins context, such as carbonate saturation and the presence of extensive quartz vein systems associated with folded structures.

News Release – January 11, 2012 Aurizon Announces Record 2011 Gold Production and 2012 Plans	Page | 5

Duvay Property

The exploration program commenced in 2011 with the excavation of five small bulk samples on the main gold bearing structure.  To date, $900,000 has been invested.

The initial objective was to assess the impact of the well-known nugget effect of the Duvay mineralization.  Gold and sulphides from a large sample have been processed and concentrated to compare the grades obtained versus standard sampling methods.  Results from this work are expected in the first quarter of 2012.  This work will evolve into a drilling program to test the potential of the main Duvay Zone.

The Company may earn an initial 50% interest in the Duvay property by making cash payments of $1.5 million and incurring work expenditures totalling $6.5 million, over the next four years, of which firm commitments totalling $2.5 million must be incurred in the first 18 months of the agreement.  An additional 15% interest may be earned by either delivering a pre-feasibility study on the property or by incurring
$13 million of additional exploration expenditures within a three year period of achieving the 50% initial interest.

The Duvay property is comprised of 132 mineral claims covering 4,999 hectares and is adjacent to the Duverny project located in the Chicobi deformation system in an area characterized by a higher density of felsic intrusions.  Historical trenching and bulk sampling had identified an extensive quartz vein network presenting a potential for large targets.

Corporate Development

The 2012 exploration strategy is a pragmatic approach that will target exploration projects that offer better opportunities to reach advanced stage development within a 1 to 3 year period.

Aurizon continues to focus on its organic growth within the Abitibi area, whilst evaluating accretive opportunities within the Americas to enhance its reserve and production profile.

2011 Year End Financial Results

Aurizon expects to release fourth quarter and 2011 year-end financial results on or about March 15, 2012, and will hold a conference call to discuss the results.  Details of the call, including times and contact numbers, will be announced closer to the date.

Aurizon also expects to release an updated mineral reserves and resources estimate for the Casa Berardi mine in early March 2012.

Quality Control

Information of a scientific or technical nature in this news release was prepared under the supervision of Martin Bergeron, P.Eng., Vice President, Operations and Martin Demers, P. Geo., General Manager Exploration, both qualified persons under National Instrument 43-101.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

News Release – January 11, 2012 Aurizon Announces Record 2011 Gold Production and 2012 Plans	Page | 6

Non GAAP Information

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statement of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this release.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Forward-looking Information

Estimates regarding production, costs and expected recoveries at Casa Berardi in 2012 and the Company’s budgets and planned exploration and development programs on its various properties for 2012 constitutes ‘forward-looking information’ within the meaning of applicable Canadian securities legislation and will be updated if required under applicable Canadian securities laws.  This information is provided as general guidance only and is based on assumptions and subject to risks as described below.  Readers are cautioned that actual results may vary from the forward-looking information disclosed.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Martin Bergeron Vice President Operations – 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

News Release – January 11, 2012 Aurizon Announces Record 2011 Gold Production and 2012 Plans	Page | 7

FORWARD-LOOKING STATEMENTS AND INFORMATION

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, total cash costs per ounce, onsite mining, milling and administration costs and sustaining capital expenditures at Casa Berardi, the Company’s expected expenditures and planned programs on its properties for 2012.  In addition, forward-looking information includes statements with respect to estimated mineral reserves and resources, anticipated effects of drill results on the Company’s projects, timing and expectations of future development, exploration, and work programs, and the estimated timing and completion of updated reserve and resource estimates and the estimated timing and completion of feasibility and other studies on its projects and properties.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will”, be taken, occur or be achieved. The forward-looking information expresses, as at the date of this news release, the Company’s plans, estimates, forecasts, and expectations, as to future events or results and are based on certain assumptions that the Company believes are reasonable, and the further assumptions that past operational performance will continue, there will be no material disruption in operations, demand for and the price of gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if an when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant and equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of development and exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves and resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral reserves and resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.